Item 30. Exhibit (d) ii.

Cash Surrender Value Enhancement Rider

This rider provides for the payment of an increased Cash Surrender Value, subject to the terms and conditions set forth herein.

Rider Part Of The Policy

This rider is made a part of this Policy as of the Policy’s Issue Date.

Capitalized terms not defined in this rider shall have the meanings ascribed to them in the Policy. The Policy’s provisions apply to this rider. To the extent provisions contained in this rider are contrary to or inconsistent with provisions of this Policy, the provisions of this rider will control with respect to this rider.

Definitions

Base Selected Face Amount – the Selected Face Amount of the Policy shown in the Policy Specifications.

Term Rider Selected Face Amount – the Term Rider Selected Face Amount shown in the Policy Specifications (if applicable).

Total Selected Face Amount – the sum of the Base Selected Face Amount and the Term Rider Selected Face Amount.

Rider Charge

The charge for this rider is applied against each premium payment in Policy Years 1 through 7 and is equal to (A plus B) times the premium payment at that time, where:

A equals the initial Base Selected Face Amount divided by the initial Total Selected Face Amount multiplied by the Base Selected Face Amount Percentage Charge shown in the Policy Specifications; and

B equals the initial Term Rider Selected Face Amount (if applicable) divided by the initial Total Selected Face Amount multiplied by the Term Rider Selected Face Amount Percentage Charge shown in the Policy Specifications.

Enhanced Cash Surrender Value Benefit

Subject to the terms and conditions of this rider and the Policy, we will pay an amount equal to the Enhanced Cash Surrender Value benefit to the Owner upon receipt at our Administrative Office of a Written Request for a full surrender from You, if all of the following conditions are met:

●	Your Written Request is received at our Administrative Office prior to the death of the Insured;

●	You surrender the Policy during the first 11 Policy Years;

●	such surrender is not the result of an exchange pursuant to Section 1035 of the Internal Revenue Code; and

●	this rider is still in force and has not terminated pursuant to the “Termination Of This Rider” section set forth below.

The Enhanced Cash Surrender Value benefit is equal to (i) the applicable Enhancement Percentage calculated as set forth below multiplied by (ii) an amount equal to:

●	the sum of all premiums paid; less

●	the sum of all withdrawals; and less

●	any Policy debt.

The Enhanced Cash Surrender Value benefit will be payable in addition to the Cash Surrender Value.

Calculation of the Enhancement Percentage

The Enhancement Percentage varies by Policy Year and Policy Month and is equal to A plus B where:

A equals (i) the initial Base Selected Face Amount divided by the initial Total Selected Face Amount multiplied by (ii) the applicable Base Policy Percentage shown in the Policy Specifications; and

B equals (i) the initial Term Rider Selected Face Amount (if applicable) divided by the initial Total Selected Face Amount multiplied by (ii) the applicable Term Rider Percentage shown in the Policy Specifications.

Effect on Death Benefit, Cost of Insurance Charge, Withdrawals and Loan Values

For purposes of computing any minimum death benefit under Death Benefit Options 1, 2 or 3 to be paid in the event of death of the Insured in Policy Years 1 through 11, and only for such purposes, the Policy’s account value will be increased by the amount of the Enhanced Cash Surrender Value benefit.

Calculation of the Cost of Insurance Charge during Policy Years 1 through 11 will be based on the Policy’s account value without taking into account the amount of the Enhanced Cash Surrender Value benefit.

The amount available under the Policy for withdrawals and loans will not be increased due to this rider.

Termination Of This Rider

This rider and all rights provided under it will terminate automatically upon the earliest of:

●	the end of the 11th Policy Year;

●	the lapse, exchange or termination of the Policy;

●	the absolute assignment of the Policy;

●	the death of the Insured; or

●	Your Written Request to discontinue this rider.

This rider cannot be reinstated.

C.M. LIFE INSURANCE COMPANY

/s/ Roger W. Crandall	/s/ Tokunbo Akinbajo

President	Secretary